Exhibit 99.7

FCA FIAT CHRYSLER AUTOMOBILES (BAR CODE) Computershare ANNUAL GENERAL MEETING OF SHAREHOLDERS – APRIL 13, 2018 ASSEMBLEA DEGLI AZIONISTI—13 APRILE 2018 ATTENDANCE AND PROXY CARD REGISTRATION NUMBER X.XXX.XXXXX N. DI REGISTRAZIONE The Annual General Meeting of Shareholders of FCA N.V. will be held on April 13, 2018 at 12:00 NOON CEST at: L’Assemblea degli Azionisti di FCA N.V. si terrà il 13 Aprile 2018 alle ore 12:00 presso: Radisson Blu Hotel Amsterdam Airport Boeing Avenue 2, 1119 PB Schiphol-Rijk (the Netherlands) We hereby confirm the registration to attend the above meeting of: Confermiamo la registrazione per partecipare alla suddetta assemblea di: Shareholder/Azionista: XXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXX Date of birth/Data di nascita: XX.XX.XXXX - Place of birth/Luogo di nascita: XXXXXXXXXXXXXXXX Resident in/Residente in: XXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXX for the following shares/ per le seguenti azioni: Class of shares/Tipo azioni (Common/Electing/Qualifying/Special voting) Number of shares/Numero di azioni XXXXXXXXXXX Fiat Chrysler Automobiles N.V. Computershare S.p.A. PROXY CARD Should the above indicated Shareholder not be able to attend the meeting in person, he/she may appoint a representative filling in the following proxy: Se il suddetto Azionista non può partecipare all’assemblea personalmente, potrà delegare un rappresentante completando la seguente delega: The Undersigned/Il sottoscritto XXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXX,    appoints/delega: Mr./Mrs./ il Sig./la Sig.ra ………………………………………………………………………… to represent him/her and vote on his/her behalf at the abovementioned AGM of Shareholders of FCA N.V. a rappresentarlo/la e a votare per suo conto alla sopramenzionata Assemblea degli Azionisti della FCA N.V. Date/Data Signature/Firma